August 29, 2025

Alfred Lim
Chief Executive Officer
EUDA Health Holdings Ltd
60 Kaki Bukit Place, #03-01
Eunos Techpark, Singapore 415979

       Re: EUDA Health Holdings Ltd
           Form 20-F for Fiscal Year Ended December 31, 2024
           File No. 001-40678
Dear Alfred Lim:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F filed April 29, 2025
Report of Independent Registered Public Accounting Firm, page F-1

1. Based on the language provided in the audit reports of your successor and predecessor auditors, it is not clear who has taken audit responsibility for the adjustments made to the prior periods presented in the financial statements stemming from the changes to your reportable segment structure. Please clarify whether J&S Associate
PLT
       performed additional procedures for the prior period segment changes and, if so, how they concluded they were not required to revise their audit report to discuss the procedures performed on the prior period financial statements. Refer to AS 3105 and
       Question 5 of the PCAOB   s Staff Questions and Answers on Adjustments
to Prior-
       Period Financial Statements Audited by a Predecessor Auditor.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Tayyaba Shafique at 202-551-2110 or Terence O'Brien at 202-551-
3355 if you have questions regarding comments on the financial statements and related
 August 29, 2025
Page 2

matters.



                  Sincerely,

                  Division of Corporation Finance
                  Office of Industrial Applications and
                  Services